Invest in Envel

Building the World's Smartest Bank Account



🐦 📘 📷 ENVEL.AI BOSTON MA

Software | Technology | Banking | Finance | App

Why you may want to invest in us...

1 😜 Envel has reinvented banking for a new generation of consumers

2 💳 Launched one of the first Autonomous Bank Account that works for you

3 💰 Raised $2.7M from MIT Sandbox and Angel Investors

4 💸 74% of US employees are living paycheck-to-paycheck, Envel wants to solve this problem

5 🧠 We've built a unique banking app that uses Artificial Intelligence to optimize your money

6 💪 Envel is powered by Patent-pending autonomous banking technologies

7 🤓 Strong team from Harvard, MIT, Barclays, Circle, Wells Fargo, JP Morgan & PayPal.

8 🚀 Exciting 12 month roll out of new features which will distinguish Envel from its competition.

Why investors ❤ us

WE'VE RAISED $2,900,000 SINCE OUR FOUNDING



I think Envel delivers consumers a unique banking and money management application with clear benefits, and truly demonstrates how consumer banking utilizing Artificial intelligence will evolve now with the inevitable growth of Open Banking. The use of this technology is without geographic boundaries, and the market development opportunities just within the US are potentially numerous. Given that this is version 1.0 we can only guess what other goodies the development team has lined up as new features and releases for 2021.

Nick Ogden Nick Ogden

`LEAD INVESTOR` `INVESTING $1,000 THIS ROUND`

Our team



Steve Le Roux
Founder & CEO
Steve is a visionary, innovator and FinTech/Tech Entrepreneur with 2 exits and has been successful leading game changing innovation within Government, financial Services, NGOs and FTSE 100 companies.





Craig Bond
President
Former CEO of large international banks (Barclays Africa and Absa Retail and Business Bank, Standard Bank Africa and Standard Bank China) and an impressive career running large Visa, Mastercard and American Express businesses.





Alwyn Van Wyk
SVP, Product and Engineering
Alwyn has more than 20 years experience as a Systems Analyst, Project Manager, Scrum Master, Agile Evangelist, Solutions Architect, and Head of a Software Development office focused on Mobile development.



SEE MORE

In the news

BUSINESS INSIDER Bloomberg No Logo yahoo! finance No Logo AP

Downloads

Envel-Pitch-Deck-Wefunder-2020.pdf

Envel gives you back Control over your Money.

We believe that the consumer banking system is broken and no longer focuses on serving its customers. Traditional banks profit from getting you indebted and don't offer you the freedom or advice to help organize and manage your money in a way that helps you. At Envel, we've built an amazing banking app that other banks don't want you to have, with all the features you've always wanted to take the thinking out of organizing your money.

Share with friends
For multiple people if you want to save together with your friends or family.
Up to 99 accounts
Connect instantly with your other bank accounts. Making Envel the only app you'll ever need to manage your finances.

🧑‍🎓 World-class team from Harvard, MIT, PayPal, Wells Fargo, Circle, JP Morgan and Barclays

We are a young team of innovators and professional consumers backed by experienced industry veterans, who are all on a mission to transform banking for the better




Founded at
HARVARD
UNIVERSITY
Pre Seed Funding by
Sandbox Innovation
Fund Program
Incubator
DCU
FinTech
Member of
MIT CSAIL
ALLIANCES

🤯 Organize your Money into Envelopes

Normal banks don't offer flexibility and generally offer only one or two core bank accounts. Envel offers you total flexibility with the ability to instantly open **up to 99** nbkc bank, member FDIC, insured bank accounts, which we call Envelopes! Finally... right? Say goodbye to overspending. Say hello to easy budgeting. With Envel, automate your money management using our unique envelope system


Goal Envelopes
Shared Envelopes
Virtual Envelopes


Starbucks
$0.00
Transactions
ENVEL
now
Oops! Drinking too much coffee?
You are out of Starbucks funds for this month
Overspending?
Not anymore...

🧠 Autopilot takes the Thinking out of Budgeting

Tired of running out of money before the month ends? Tired of using budgeting Apps or trying to manage your money in spreadsheets, but overspend anyway because your money is all in one bank account? We understand, we've all been there and that's why we have built Envel, to automate all those things that most people don't have the time for or desire to do.

Envel's technology learns to understand your needs and goals and creates a personalized budget to guide your daily, weekly or monthly spending. It splits your income into the four Autonomous Envelopes and keeps money aside for your goals. We call this financial

Autopilot, the Envel magic!


ENVEL
now
$2,500 just landed in your Paycheck Envelope!
Check how Autopilot splits your Paycheck.
Autonomous banking
Your income is automatically split into your envelopes
Cash + $1,256
Emergency + $100
Bills + $200
Vault + $1,200

If you enable Autopilot, we'll provide you with a guilt-free spending limit for your Cash Envelope linked to your Envel Visa debit card issued by nbkc bank: this is your income minus all your monthly expenditure. Depending on your needs you have three levels of spending. "Penny Pinching Mode" for when you're working from home and want to save more. Or "Party Mode" for when you want to spend more during a holiday for example, but still want to save.


Your money on Autopilot
Guilt-free spending limits
Manual Banking
Autonomous Banking
Optimizing your finances...
$38.37

♥ Banking is boring, so we made it fun

Typical banks confuse you with technical products and confusing language, we really want to avoid this. Our objective is to keep our services, our user experience and all our communication fun, clear and easy to understand.

Some of us also need a little encouragement to develop good habits, because for most people managing money is not fun. Therefore, you can choose how you want to be encouraged or prompted by selecting one of our unique humor or savings settings.


Humor settings
Define the app language by picking a humor level
ENVEL
now
$2,500 just landed in your Paycheck Envelope
The best day of the month, enjoy it
envel
Settings
Themes
Humor Level
Off
Funny
Crude
Rude
ENVEL
now
$2,500 just landed in your Paycheck Envelope
Try and keep in there this month, will you

🔒 We have protected our unique IP

From our inception we have been working closely with MIT and leading patent experts to ensure we protect our unique IP, 'the Envel Magic' that makes our autonomous banking possible. We will continue to disrupt and innovate traditional banking and payments to make banking better and we will continue to protect and patent our unique IP!

💰 This is a $1 trillion market

People need help managing their finances and by using Artificial intelligence, Behavioral Science and patented technologies, we believe Envel can play a very positive role in helping people improve their financial management and attract a significant market share of this projected $1 trillion market opportunity.


Potential annual value of AI and analytics for global banking could reach as high as $1 trillion.
Total potential annual value, $ billion
1,022.4 (15.4% of sales)
Traditional AI and analytics
660.9
361.5
Advanced AI
% of value driven by advanced AI, by function
100
50
0
Finance and IT: 8.0
0.0
8.0
Other operations: $2.4 B
0.0
2.4
HR: 14.2
8.6
5.7
Marketing and sales: 624.8
363.8
261.1
Risk: 372.9
288.6
84.3
Source: "The executive's AI playbook," McKinsey.com. (See "Banking," under "Value & Assess.")
McKinsey & Company

👊 What's next

We don't want to give all our secrets away just yet, but we can confirm that have an exciting roadmap of new products and innovative features, some of which are already designed and built, which we will test with users and the Envel community and which we plan to roll out over the next year.


Product and Feature Roadmap 🚀
2020
Autonomous banking and budgeting
Apple Pay, Google Pay, Samsung Pay
Open banking functionality
Instant transactions
2021
Bill Pay functionality
Autonomous Investing
Community feature requests
Premium Services
2022
Tax Services
Insurance services
Advanced Investment Services
Ethical lending services

⚒ Envel had to Break the Bank

Unless you're super rich, banks have failed to give you what you need to help you manage and grow your money in a way that makes it easy and stress free. We decided to look at all the traditional bank processes and areas of friction and that to start afresh we needed to break down everything in traditional banking, what our teams call #whobrokethebank, and then to rebuild it from scratch to solve real customer pain points ... Envel is committed to a journey of ongoing disruption in an industry that desperately needs change.

🙏 Become an Envel Owner and help us revolutionize banking!

Invest today and join our movement to reinvent banking and make it better and receive a physical, limited edition "Owner" of Envel limited edition debit card!


Become an
4000 9800 4341 0040
06/24
envel
Owner



Invest in Envel and join our movement to make banking better and receive the unique Envel Owner's Visa debit card, issued by nbkc bank, member FDIC (if you're a US citizen over 18 years old or have a valid US SSN) once you've downloaded our App from the App store or Google Play store and opened an Envel account.

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

We believe Envel is the world's first Fintech to focus entirely on building autonomous banking, where we do all the heavy lifting for you to manage your money, so that you can relax and enjoy your life! Envel is a digital banking application that partners with our bank of record which hold your funds, FDIC insured, safe and super secure. Banking Services provided by nbkc bank, Member FDIC.

Where will your company be in 5 years? ⌄

Our objective is to improve the financial health of over 50 million people so that that we can help them achieve their goals. We hope to attract a large market share of the Gen Z and Millennial market and gather a significant share of the under banked in the US and select markets around the world. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

It has been the personal mission of our founder to build an autonomous digital bank that proactively helps the majority of people who don't have the time, skills or discipline to effectively manage their finances and improve their financial health.

How was Envel founded? ⌄

The idea was conceptualized under the project name "Fluid-Bank" whilst the founders were studying at Harvard in 2016, both Steve Le Roux and Diederik Meeuwis presented their solution to Professors and fellow Harvard students about how they wanted to reinvent banking from the ground up and automate much of it to assist users. Steve was then invited to join the MIT Innovation Sandbox lab where he received funding and decided to turn this dream into a reality, and in 2018 he officially founded the company as Envel, short for "Envelopes", in Boston, Massachusetts. Since then, Steve has built a team of dedicated innovators who are all driven by the common goal of revolutionizing the banking industry in the US and beyond and developing Artificial Intelligence-powered banking to improve the financial health of a new generation of consumers.

What institutional ties do you have to Harvard and MIT? ⌄

Aside from being founded at Harvard, we have several Harvard Alumni and world-renowned Academics on our Management team, Board of Directors and Advisory team. We have close links with Harvard and MIT including being the title sponsors of HackHarvard2019, a globally recognized student-run hackathon and title sponsors for the MIT Fintech Conference 2020. Our founder, Steve le Roux is a regular presenter at both Harvard Business School and Harvard College, inspiring many students to apply for internship positions with Envel.

How is Envel making money? ⌄

Most of Envel's revenue will come from interchange fees and interest income. Interchange fees are fees that vendors or stores pay when they accept payments via credit or debit cards. So, when users use their debit cards to make payments or purchases, Envel will earn revenue but there is no charge that is passed on to our users. Interest income will be earned by Envel from pooling all of the deposits and splitting the revenue earned with our banking partner. Envel will also be introducing a number of opt in products and services that will offer expedited or added value services to the user, which Envel will charge for. In some cases, these additional services may be bundled together to offer a premium service for which Envel will charge its customers a monthly subscription fee.

How is Envel going to attract users? ⌄

Our customer acquisition will be driven through partnerships and delivering a unique, fun, easy to use and superior App and range of services which users enjoy and which goes viral. Most Americans are not happy with their current banking options and the statistics in the US regarding people who cannot properly save money and are caught in a debt trap are alarming. There is also a large segment of the US market that is being underserved and once Envel rolls out its full set of features and services we believe our customer numbers will grow materially and largely organically. This organic growth will largely come from the Gen Z and Millennials who have a strong willingness to adopt new technology and have shown an ability to organically grow a product through personal referrals and social media. We will use traditional social media advertising channels and have a strong social media presence, but the other aspect of our go to market strategy is to continue establishing partnerships that service the under banked in the US. This will include partnering with universities, large customer organizations, trade groups, associations, and local businesses.

Who competes with you? ⌄

A number of Fintech's and new digital Banks in the US and internationally compete with Envel. We admire many of the disruptive innovations that they have developed to improve the user experience, reduce the cost, improve the speed of payments and deliver outstanding banking, payments and wealth management solutions.

Envel differs from these competitors in that it is uniquely set up to solve the budgeting, money management, savings and wealth creation challenges faced by most people using artificial intelligence, behavioral science and its unique approach to user experience and design.

Our philosophy is to partner with competitors and service providers that have developed truly exceptional customer solutions and not re-invent the wheel. We have already integrated several of these innovations from Plaid, Jumio, and others Into our App – watch this space for other exciting partnerships!

Uniquely, our Management team, Advisors, Board and early investors have all been carefully selected to provide the skills, experience, capital and purpose driven passion needed to build the world's smartest bank account and to help our users improve their financial health.

Are you charging users any fees? ⌄

All account opening, basic banking and payments services are entirely free with Envel and we will not require that a minimum balance is held. We have no hidden fees, no surprises and offer instant and free money transfers between Envel users. Our user community determines what features we add to our services and our objective is to reduce friction, reduce anxiety and reduce cost to help users achieve their financial goals and dreams!

Our philosophy is to provide free banking and payments and only charge for added value, opt in services or international/FX charges levied on us when using our services outside of the US - in most cases users will not see any fees. A user can download the application, get a debit card, open up to 99 different accounts, switch on autopilot, transact and transfer funds in and out of Envel at no cost, with no monthly fee and no minimum balance.

What has to go right for you to succeed? ⌄

Envel must successfully launch a number of innovative products and features already planned for the next 12 months, some of which have already been designed and developed. Early trials indicate that some of these services may well be our 'secret sauce'. However, to be the banking revolution that Envel aspires to be, we must continue to listen to user feedback, understand the market and competition, react quickly, partner cleverly and continue to push the envelope on what is possible to speed up, reduce cost and friction in banking in the United States and around the world.